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EXHIBIT NO. 21



                       LIST OF SUBSIDIARIES OF THE COMPANY



The Company is the direct or indirect owner of 100% of the outstanding capital stock of the following subsidiaries (the "Subsidiaries"):

Chemonics Industries, Inc.
Chemonics International, Inc.
Erly Juice, Inc.
The Beverage Source, Inc.
Watch-Edge International, Inc. ("Watch-Edge")





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